August 28, 2019

David T. Evans
Chief Financial Officer
Cardlytics, Inc.
675 Ponce de Leon Ave. NE
Suite 6000
Atlanta, GA 30308

       Re: Cardlytics, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 5, 2019
           File No. 001-38386

Dear Mr. Evans:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services